Ladenburg Thalmann Alternative Strategies Fund

450 Wireless Blvd

Hauppauge, NY 11788

November 2, 2012

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Ladenburg Thalmann Alternative Strategies Fund (CIK No. 0001496254, File Nos. 333-168158; 811- 22440) Request for Withdrawal of Amendment to Registration Statement on Form N-2

Dear Sir or Madam:

Ladenburg Thalmann Alternative Strategies Fund (the “Trust”) has determined that the amendment filed pursuant to Rule 485a on its behalf on November 1, 2012 (accession number 0000910472-12-003292) (the "Amendment") was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to JoAnn Strasser at Thompson Hine LLP, counsel to the Trust at (614) 469-3265.

Very truly yours,
/s/ Andrew Rogers
Andrew Rogers
President, Ladenburg Thalmann Alternative Strategies Fund